

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

April 3, 2025

Thomas K. Equels
Chief Executive Officer
AIM ImmunoTech Inc.
2117 SW Highway 484
Ocala FL 34473

>          **Re:  AIM ImmunoTech Inc.**
>                **Registration Statement on Form S-3**
>                **Filed April 1, 2025**
>                **File No. 333-286319**

Dear Thomas K. Equels:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Richard Feiner, Esq.